SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

ECOPETROL AND ITS UNION, UNIÓN SINDICAL OBRERA, USO

SIGN FIVE-YEAR COLLECTIVE BARGAINING AGREEMENT

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) and its union, Unión Sindical Obrera (USO), have signed a new five-year collective bargaining agreement. This collective bargaining agreement will make work harmony possible while leveraging the growth of the company towards its production target of one million barrels a day by 2015.

This historical agreement, where transparency and open communication were fundamental, is the materialization of another agreement signed by the parties last April 24th, which is fundamentally grounded on mutual respect, acknowledgement and a constructive and productive dialogue.

The collective bargaining agreement was achieved during the direct agreement stage, which lasts a maximum of 40 days, and will be valid until 2014.  Ecopetrol conducted this process with the coexisting unions USO, Adeco and Sindispetrol.

The new collective bargaining agreement covers health, education, housing, transport, meals, cultural activities, union rights and guarantees, among other aspects.  As regards salary, it provides for an increase of 6.02% for the first year; the Consumer Price Index, or CPI, plus 1% for the second year; CPI plus 1.15% for the two following year, and CPI plus 1.5% for the last year.

Ecopetrol and the Political Committee of USO also reached agreements regarding the application of the salary compensation policy for unionized personnel, productivity, and solution of the situation of personnel dismissed due to the 2004 work stoppage.

Ecopetrol would like to highlight and recognize the efforts of its negotiation team members for their commitment, dedication and professionalism throughout this process.  Ecopetrol also appreciated the efforts of the representatives of the parties for their open-mindedness and willingness to dialog.  These teams made this important achievement possible, which will translate into company sustainability, well-being for its workers and benefits for the whole country.

Bogotá, Colombia - August, 24, 2009

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

PRESS RELEASE

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Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 24, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer